Room 4561

October 18, 2007

Mr. Paul Holt
Chief Financial Officer
Quality Systems, Inc.
18191 Von Karman Avenue
Irvine, CA 92612

      **Re:    Quality Systems, Inc.**
              **Form 10-K for Fiscal Year Ended March 31, 2007**
              **Filed June 8, 2007**
              **File No. 001-12537**

Dear Mr. Holt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief